Mail Stop 4561

September 12, 2006

Tom Manley
Senior Vice President, Finance & Administration
and Chief Financial Officer
Cognos Inc.
3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, ON Canada K1G 4K9

      Re: **Cognos Inc.**
             Form 10-K for the Fiscal Year Ended February 28, 2006
             Filed August 1, 2006
             File No. 033-72402

Dear Mr. Manley:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief